07020647

RECEIVED

2007 JAN 30 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 002/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III and IV) in December 2006.
  Date: January 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

FEB 01 2007

THOMSON FINANCIAL

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

1/30

Summary Translation Letter
To the Stock Exchange of Thailand
January 4, 2007

AIS-CP 002/2007

January 4, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in December 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	40.349	86.453	101.737
Exercise Ratio (warrant : common share)	1 : 1.07512		1 : 1.06173	1:1.04841
Maturity of Warrants	5 years from the issuing date			

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in December 2006 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	230,000	80,000	-	-
No. of remaining unexercised warrants (units)	443,600	1,981,100	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	247,277	86,009	-	-
No. of remaining shares reserved for warrants (shares)	472,845	2,092,054	8,520,790	10,116,900

AIS

January 22 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 006/2007**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.1/2007
  Date: January 22, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 22, 2007

AIS-CP 006/2007

22 January 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.1/2007

To: The President
Stock Exchange of Thailand

We would like to inform you that Board of Directors Meeting of Advanced Info Service Plc ("the Company") No. 1/2007 held on 22 January 2007, has resolved to approve the appointment of Ms. Koh Kah Sek, the representative director of SingTel Strategic Investments Pte Ltd., to replace Mr. Hui Weng Cheong who resigned from the position, effective from January 22, 2007.